                                   FORM 6-K

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934



                                               Commission File Number: 333-10486



                          For the Month of April 2002


                           Trend Micro Incorporated
                (Translation of registrant's name into English)


            Odakyu Southern Tower, 10th Floor, 2-1, Yoyogi 2-chome,
                       Sibuya-ku, Tokyo 151-8583, Japan
                   (Address of principal executive offices)



     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                   Form 20-F   X              Form 40-F ____
                             -----


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   Yes _____                    No   X
                                                   -----



     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

Information furnished on this form:



                               Table of Contents



1. Press release dated April 19, 2002 announcing results for the first quarter ended March 31, 2002.

2. Press release of April 22 announcing resolution to repurchase common stock.

                                   SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         Trend Micro Incorporated


Date: April 24, 2002                          By: /s/ Mahendra Negi
                                                  -------------------
                                                  Mahendra Negi
                                                  Representative Director;
                                                  Chief Financial Officer
                                                  and Executive Vice
                                                  President

                                                                    Attachment 1


     TREND MICRO ANNOUNCES RECORD FIRST QUARTER CONSOLIDATED RESULTS

     Sales grow 47% YoY and ordinary income rises 36% in 1Q 2002

     Tokyo, Japan - April 19, 2002 - Trend Micro Inc. (TSE: 4704; Nasdaq: TMIC), a worldwide leader in network antivirus and Internet content security solutions, reported consolidated net sales of 9,752 million yen, or US $ 75,02 million, and ordinary income of 3,068 million yen, or US $23,60 million, for the first quarter of fiscal 2002, ended March 31, 2002. The figures reflect gains of 47.2% in sales and 36.3% in ordinary income compared with the same period a year ago. (Exchange rate 1US$ = 130 JPY)

     1. Consolidated Unaudited Results of Operations for First Quarter Ending March 31, 2002 (Japanese GAAP)
         *Figures for the first quarter of 2002 and 2001 are not audited, and figures in US$ are just pro forma, exchanged by rate: 1US$=130JPY.
     (1) Consolidated Results of Operations

---------------------------------------------------------------------------------------------------------------------
                                                      2002                               2001
                                        -----------------------------------------------------------------------------
                                              Current first quarter             Previous first quarter        Growth
                                              From January 1, 2002               From January 1, 2001          Rate
                                                To March 31, 2002                  To March 31,2001
---------------------------------------------------------------------------------------------------------------------
                                        Millions of yen   Millions of US$  Millions of yen   Millions of US$       %
Sales                                       9,752                  75.02       6,626             50.97         47.2
Cost of sales                                 596                   4.59         395              3.04         50.8
                                        -----------------------------------------------------------------------------
Gross profit                                9,156                  70.43       6,230             47.93         46.9
Selling, general and
administrative expenses                     6,125                  47.12       4,226             32.51         44.9
                                        -----------------------------------------------------------------------------
Operating income                            3,030                  23.31       2,004             15.42         51.2
  Non-operating income                        119                   0.92         458              3.53        -73.9
  Non-operating expense                        79                   0.61         210              1.62        -62.2
                                        -----------------------------------------------------------------------------
Ordinary income                             3,070                  23.62       2,252             17.33         36.3
                                                                           ------------------------------------------
  Unusual gains                                 -                      -
  Unusual losses                                2                   0.02
                                        ----------------------------------
Income before taxes <Note>                  3,068                  23.60
  Corporate, inhabitant
           and enterprise tax               1,365
                                        ----------------------------------
Net income <Note>                           1,702                  13.10
---------------------------------------------------------------------------------------------------------------------

     <Note> Trend Micro has begun reporting its income before taxes and net income in this first quarter of 2002.

     Figures for Trend Micro's income before taxes and net income for the first quarter of 2001 are not available.

   (2) Geographic segment information

     Sales to third parties

   ---------------------------------------------------------------------------------------------------------
                                               2002                                    2001
                              ------------------------------------------------------------------------------
                                       Current first quarter                  Previous first quarter
                                       From January 1, 2002                    From January 1, 2001
                                         To March 31,2002                        To March 31,2001
   ---------------------------------------------------------------------------------------------------------
                                 Millions of yen      Millions of US$   Millions of yen     Millions of US$
   Japan                             3,967                30.52              2,619              20.15
   North America                     2,412                18.56              2,003              15.41
   Europe                            2,194                16.88              1,340              10.31
   Asia and Oceania                    892                 6.87                480               3.69
   Others                              284                 2.19                182               1.40
   ---------------------------------------------------------------------------------------------------------
            Total                    9,752                75.02              6,626              50.97
   ---------------------------------------------------------------------------------------------------------

   <Note>   1. Classification of countries and regions is based on geographical proximity.
            2. Classification of countries and regions into each geographic segment.
                 North America    : U.S.A.
                 Europe           : Italy, Germany, France, UK
                 Asia and Oceania : Taiwan, Korea, Australia, Hong Kong,
                                    Malaysia, New Zealand, China
                 Others           : Brazil, Mexico

   (3) Basis of consolidation
        The number of consolidated subsidiaries            16   (16 in overseas)
        The number of unconsolidated subsidiaries           -

   (4) Increase (Decrease) of major assets and liabilities

----------------------------------------------------------------------------------------------------------------------
                                           As of March 31, 2002           Increase          As of December 31, 2001
                                                                         (Decrease)
----------------------------------------------------------------------------------------------------------------------
  (Assets)                                Millions of     Millions  Millions   Millions      Millions     Millions of
                                                  yen       of US$     of yen     of US$       of yen             US$
Cash and bank deposits                        43,067       331.29       2,214      17.04   40,853          314.26
Notes and accounts receivable, trade          10,180        78.31      -2,100      16.16   12,280           94.47
Investments in securities                      2,917        22.45         388       3.00    2,529           19.45
(Liabilities)
Deferred revenue
       (Total of short and long term)         11,222        86.33         963       7.41   10,259           78.92
Bonds(Total of short and long term)           14,500       111.54           0          0   14,500          111.54
----------------------------------------------------------------------------------------------------------------------

   <Note> In order for the warrants to be granted or transferred to the directors and certain employees of the Company and the directors and certain employees of an affiliated company, the Company issued unsecured bonds with detachable warrants. Under section 341-8-4 of the Japanese Commercial Code, the redemption and retirement of these bonds are restricted when the total amount of the bonds is less than the total amount of the issue price of the stocks from unexecuted warrants. To reduce interest costs, the Company repurchased some of the issued bonds after warrants were detached. Based on the above reason, the Company intends to hold the treasury bonds until they can be retired legally which is substantially the same as redemption. Thus, bonds and treasury bonds (6,800 millions of yen as of March 31, 2002 and as of December 31,2001 respectively) are disclosed in net amount in the balance sheet.

2. Projected consolidated earnings

   (1) Projected earnings for the current fiscal year (January 1, 2002 through December 31, 2002)

-------------------------------------------------------------------------------------------------------------
                                   Sales                 Ordinary income                 Net income
-------------------------------------------------------------------------------------------------------------
                              Millions of yen            Millions of yen               Millions of yen
                            (Millions of US$*)          (Millions of US$*)           (Millions of US$*)
         FY 2002                   40,000                          13,000                      7,300
                                 (307.69)                        (100.00)                    (53.15)
-------------------------------------------------------------------------------------------------------------

   (2)  Projected earnings for the next quarter (April 1, 2002 through June 30,
        2002)

-------------------------------------------------------------------------------------------------------------
                                   Sales                 Ordinary income                 Net income
-------------------------------------------------------------------------------------------------------------
                              Millions of yen            Millions of yen               Millions of yen
                            (Millions of US$*)          (Millions of US$*)           (Millions of US$*)
        2nd Qtr               9,800 - 10,300                2,450 - 2,750              1,350 - 1,550
                             (75.38 - 79.23)              (18.85 - 21.15)            (10.38 - 11.92)
-------------------------------------------------------------------------------------------------------------

*Exchange rate : 1US$=130JPY
 <Note> The business environment of the Trend Micro Group may change significantly and rapidly. Therefore, the Company has decided to disclose projected earnings range on a quarterly basis, but the actual earnings may deviate from the projection.

Notice Regarding Forward Looking Statements
These forward-looking statements include statements regarding our expectations about our earnings for the fiscal year ending December 31, 2002. Many important factors could cause our actual results to differ materially from those expressed in our forward-looking statements. These factors include:

Customer acceptance of our new products and services

The impact of competing products and services
Difficulties in adapting our products and services to the Internet
Difficulties in addressing new virus and other computer security problems
The potential lack of attractive investment targets and difficulties unsuccessfully executing our investment strategy
Declining prices for our products and services
We assume no obligation to update any forward-looking statements. For more details regarding risk factors relating to our future performance, please refer to our filings with the SEC including our annual report on Form 20-F which was filed on June 29, 2001.

About Trend Micro
Trend Micro Inc. is a leader in network antivirus and Internet content security software and services. The Tokyo-based corporation has its North American headquarters in Cupertino, CA and business units worldwide. Trend Micro products are sold directly, through corporate, value-added resellers and managed service providers. For additional information and evaluation copies of all Trend Micro products, visit www.antivirus.com or www.trendmicro.com or call (800) 228-5651 in North America.

For additional information:
Mr. Mahendra Negi
Chief Financial Officer / IR Officer
phone: +81-3-5334-4899
fax: +81-3-5334-4874
ir@trendmicro.co.jp

                                                                    Attachment 2

                 Trend Micro Announces Resolution of Repurchase
                          of the Company's Common Stock
              (pursuant to Commercial Code Article 210 relating
                      to Acquisition of Treasury Stocks)


         This is to give notice that, pursuant to the resolution passed at the meeting of the Board of Directors of Trend Micro Incorporated (the "Company") held on February 21, 2002, the "matter relating to the repurchase of the Company's common stock" in accordance with Article 210 of the Commercial Code was presented to the Ordinary General Meeting of Shareholders which was held on March 26, 2002, and was approved. The key terms of the matter approved are set forth below.

         Between the end of the Ordinary General Meeting of Shareholders and today, the Company has not repurchased any shares of its common stock. Prior to any actual repurchase of such common stock, the Company's Board of Directors will resolve on such key terms as the number of shares to be repurchased and the aggregate repurchase price, and such terms will be publicly announced.


1. Purpose of repurchase:
   To allow the Company to implement flexible management of capital

2. Details of repurchase
   (a)  Type of shares to be repurchased:    Common Stock of the Company
   (b)  Total number of shares to be         maximum of 5,000,000 shares
        repurchased:                         (3.78% of total outstanding shares)
   (c)  Total repurchase cost:               maximum of (Yen)5,700,000,000


About Trend Micro
Trend Micro Inc. is a leader in network antivirus and Internet content security software and services. The Tokyo-based corporation has its North American headquarters in Cupertino, CA and business units worldwide. Trend Micro products are sold directly, through corporate, value-added resellers and managed service providers. For additional information and evaluation copies of all Trend Micro products, visit www.antivirus.com or www.trendmicro.com or call (800) 228-5651 in North America.

For additional information:
Mr. Mahendra Negi
Chief Financial Officer / IR Officer
phone: +81-3-5334-4899
fax: +81-3-5334-4874
ir@trendmicro.co.jp